SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

DMI FURNITURE, INC.

(Name of Subject Company (Issuer))

CHURCHILL ACQUISITION CORP.

a wholly owned subsidiary of

FLEXSTEEL INDUSTRIES, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

233230 10-1

(CUSIP Number of Class of Securities)

Ronald J. Klosterman

Flexsteel Industries, Inc.

P.O. Box 87

Dubuque, Iowa 52004-0877

Telephone: (563) 556-7730

(Name, address and telephone number of

person authorized to receive notices

and communications on behalf of filing persons)

With a copy to:

Charles W. Mulaney, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom (Illinois)

333 West Wacker Drive

Chicago, Illinois 60606

Telephone: (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,862,627	$1,365
*	Estimated for purposes of calculating the filing fee only. The transaction valuation assumes the purchase of 4,298,786 outstanding shares of common stock of DMI Furniture, Inc. at a purchase price of $3.30 per share. The transaction value also includes the offer price of $3.30 per share multiplied by 811,101, the estimated number of outstanding options to purchase shares of common stock of DMI Furniture, Inc.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:                               Filing party:

Form or Registration No.:                              Date Filed:

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates to the offer by Churchill Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Flexsteel Industries, Inc., a Minnesota corporation (“Flexsteel”), to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of DMI Furniture, Inc., a Delaware corporation (the “Company”), for $3.30 per Share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchaser, dated August 20, 2003 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1), and the related Letter of Transmittal and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to items 1 through 11 of this Statement and is supplemented by the information specifically provided for herein.

ITEM 1. Summary Term Sheet

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. Subject Company Information.

(a) The name of the subject company is DMI Furniture, Inc., a Delaware corporation. Its principal executive office is located at One Oxmoor Place, 101 Bullitt Lane, Louisville, Kentucky 40222. The telephone number of the Company is (502) 426-4351.

(b) This Statement relates to the Offer by Purchaser to purchase all outstanding Shares for $3.30 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the introduction to the Offer to Purchase (the “Introduction”) is incorporated herein by reference.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” and is incorporated herein by reference.

ITEM 3. Identity and Background of the Filing Person.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Flexsteel and the Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,”“Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Certain United States Federal Income Tax Consequences,” and “Certain Effects of the Offer” is incorporated herein by reference.

(a)(1) (ix), (xi) Not applicable.

(a)(2) (i)-(v), (vii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Certain United States Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Merger Agreement and Related Agreements,” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

(a)(2) (vi) Not applicable.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Flexsteel and the Purchaser,”“Background of the Offer; Past Contacts or Negotiations with the Company,” “The Merger Agreement and Related Agreements,” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

Item 6.	Purpose of the Tender Offer and Plans or Proposals.

(a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Price Range of Shares; Dividends,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Merger Agreement and Related Agreements,” “Purpose of the Offer; Plans for the Company,” and “Certain Effects of the Offer” is incorporated herein by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Certain Information Concerning Flexsteel and the Purchaser” and “The Merger Agreement and Related Agreements” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Introduction and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Flexsteel and the Purchaser” and “The Merger Agreement and Related Agreements” is incorporated herein by reference.

(a)(2) and (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Terms of the Offer,” “The Merger Agreement and Related Agreements,” “Certain Conditions of the Offer,” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a	)(1)	Offer to Purchase dated August 20, 2003.

(a	)(2)	Letter of Transmittal.

(a	)(3)	Notice of Guaranteed Delivery.

(a	)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a	)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a	)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a	)(7)	Press Release issued by Flexsteel on August 13, 2003, incorporated herein by reference to the pre-commencement Schedule TO filed by Flexsteel on August 13, 2003.

(a	)(8)	Press Release issued by Flexsteel on August 20, 2003.

(a	)(9)	Summary Advertisement as published in The Wall Street Journal on August 20, 2003.

(b	)	Not applicable.

(d	)(1)	Agreement and Plan of Merger, dated as of August 12, 2003, by and among Flexsteel, the Purchaser and DMI.

(d	)(2)	Form of Tender and Voting Agreement, by and among Flexsteel, the Purchaser and certain stockholders of the Company.

(d	)(3)	Confidentiality Agreement, dated as of December 6, 2003, between Flexsteel and DMI.

(d	)(4)	Mutual Confidentiality Agreement, dated as of May 14, 2003, between Flexsteel and DMI.

(g	)	Not applicable.

(h	)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Churchill Acquisition Corp.

By: /S/    Ronald J. Klosterman

Name:  Ronald J. Klosterman

Title:    Treasurer & Secretary

Flexsteel Industries, Inc.

By: /S/    Ronald J. Klosterman

Name:  Ronald J. Klosterman

Title:    Vice President Finance, CFO & Secretary

Dated: August 20, 2003

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(1)	Offer to Purchase dated August 20, 2003.

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Press Release issued by Flexsteel on August 13, 2003, incorporated herein the pre-commencement Schedule TO filed by Flexsteel on August 13, 2003.

(a)(8)	Press Release issued by Flexsteel on August 20, 2003.

(a)(9)	Summary Advertisement as published in The Wall Street Journal on August 20, 2003.

(d)(1)	Agreement and Plan of Merger, dated as of August 12, 2003, by and among Flexsteel, the Purchaser and DMI.

(d)(2)	Form of Tender and Voting Agreement, by and among Flexsteel, the Purchaser and certain stockholders of the Company.

(d)(3)	Confidentiality Agreement, dated as of December 6, 2003, between Flexsteel and DMI.

(d)(4)	Mutual Confidentiality Agreement, dated as of May 14, 2003, between Flexsteel and DMI.